FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	English translation of resolutions regarding composition of the Board of Directors, the Supervisory Committee, the External Auditors and the Audit Committee of Telecom Argentina S.A.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

APPOINTMENT OF DIRECTORS, SYNDICS, EXTERNAL AUDITORS

AND MEMBERS OF AUDIT COMMITTEE

The resolutions passed by the Shareholders Meeting held on April 29, 2008 and the Board of Directors held on that same date, with respect to the composition of the Board of Directors, the Supervisory Committee, the External Auditors and the Audit Committee of Telecom Argentina S.A. that will hold office during the 20th Fiscal Year (January 1st, 2008 to December 31st, 2008):

BOARD OF DIRECTORS: Chairman: Enrique Garrido. Vice-Chairman: Gerardo Werthein. Acting Directors: Franco Bertone, Jorge Alberto Firpo, Esteban Gabriel Macek, Domingo Jorge Messuti. Alternate Directors: Eduardo Federico Bauer, Gustavo Enrique Garrido, Luis Miguel Incera, Esteban Pedro Villar, Jorge Luis Pérez Alati and Adrián Werthein.

SUPERVISORY COMMITTEE: Acting Syndics: Diego María Serrano Redonnet, Josefina Hernández Gascón and Gerardo Prieto. Alternates Syndics: Guillermo Eduardo Quiñoa, Jacqueline Berzón and Guillermo Feldberg.

EXTERNAL AUDITORS: Price Waterhouse & Co. Acting Certified Public Accountant: Juan Carlos Grassi. Alternate Certified Public Accountant: Carlos Néstor Martínez.

AUDIT COMMITTEE: Enrique Garrido, Esteban Gabriel Macek and Domingo Jorge Messuti (“financial expert” of the Audit Committee).

Maria Delia Carrera

Attorney- in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 15, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors